Franklin Bank Corp.

9800 Richmond, Suite 680, Houston, Texas 77042	Telephone: 713-339-8900 Facsimile: 713-952-2830
December 15, 2005
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W. (Mail Stop 0408)
Washington, D.C. 20549

Attention:	John P. Nolan Paula Smith

Re:	Franklin Bank Corp. Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended September 30, 2005 File No. 000-50518
Dear Mr. Nolan and Ms Smith:
     Reference is made to the letter of the staff of the Division of Corporation Finance (the “Staff”), dated November 30, 2005, setting forth comments to Form 10-K for the Fiscal Year Ended December 31, 2004 and Form 10-Q for the Fiscal Quarter Ended September 30, 2005 (File No. 000-50518) (the “2004 10-K” and “September 10-Q”) of Franklin Bank Corp. (the “Company”).
     Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. Unless otherwise indicated, all references to page numbers are to the Company’s 2004 10-K or September 2005 10-Q.
Form 10-K
Item 3. Legal Proceedings, page 20
1.	Please tell us why there was no mention of the lawsuit relating to construction lending activities that occurred prior to the acquisition of Franklin in your legal proceedings section. We note this was identified as one of the drivers for the increase in the non-interest expense professional fees discussed on page 36. Provide us with a description of the lawsuit and how you considered SFAS No. 5, paragraphs 8 — 19 with respect to any loss and gain contingencies in your response letter.

     Response. Regulation S-K, Item 103 describes the legal proceedings that should be disclosed under Item 3. of the Company’s 10-K. The referenced lawsuit, while a reason for the increase in professional fees during the year ended December 31, 2004 due to legal fees incurred in our defense of the suit, did not rise to the level of exposure as defined in Item 103 of Regulation S-K to require disclosure.
Background of the Lawsuit
     In December 2002, the Company posted for foreclosure a property where it was the lender to builder for a home being constructed by the builder for the plaintiffs.
     In January 2003, the plaintiffs filed a Verified Application for Injunctive Relief seeking a court order that any funds over the sum of $1,059,919.00 be placed into the registry of the court after the foreclosure sale of the property. The plaintiffs claimed equitable lien based upon their investment in the property and were seeking the imposition of a constructive trust. The plaintiffs claim that any advances by the Company on the loan to the builder after the date of their contract to purchase the property were subordinate to their claim. In January 2003, the builder filed for bankruptcy. The Company moved to lift the stay and foreclosed on the property in April 2003. In January 2004, the plaintiffs’ First Amended Supplemental Petition was filed. This petition alleged additional causes of action against the Company, including fraud, misrepresentation and breach of fiduciary duty. In May 2004, the principal officer of the builder filed for personal bankruptcy protection under Chapter 7 of the bankruptcy code. In June 2004, the plaintiffs filed a Second Amended Petition, adding an officer of a subsidiary of the Company as a defendant and dismissed the builder as a defendant.
     In April 2005, the suit went to trial and in May 2005, the jury returned a verdict against the Company and its named executive.
     The court ordered the parties to mediate prior to the entry of a judgment in this matter. On July 25, 2005, the parties attended mediation and agreed on the terms of a settlement. The final settlement was executed by all parties effective as of July 25, 2005 and the settlement proceeds were remitted by the Company on July 29, 2005. The terms of the settlement include mutual releases, the dismissal of all claims with prejudice and the agreed entry of a take nothing judgment or judgment n.o.v., as may be determined in the Company’s sole discretion. This settlement was recorded by the Company in the quarter ended June 30, 2005. On August 25, 2005, the court entered an Agreed Final Judgment N.O.V. granting the motion of the Company and its officer and among other actions, entered a default judgment against the builder.
     The Company’s management and internal counsel, including consultation with external counsel, review all pending legal matters against the Company to determine if any of the pending actions would be probable or reasonably possible and thus require disclosure in the financial statements under paragraphs 9 or 10 of SFAS No. 5. Based on the facts of this case and with consultation with the Company’s external counsel, the Company at no time held the belief that this action came anywhere close to reasonably possible as defined in SFAS No. 5, and therefore no disclosure was made.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Provision for credit losses, page 33
2.	Please tell us how you considered paragraph 37.b of SFAS No. 141 when you recorded the “Acquisitions” in 2002, 2003 and 2004 shown in the analysis of the allowance for loan losses. Your discussion should include but not be limited to the process used in determining the present value of the acquired loans, if you recorded the loans at their fair market value at the date of acquisition, and which loan valuation methodology is reflected in your purchase price calculation. If applicable, please explain any subsequent purchase price adjustment applied to the allowance for loan losses and the basis for this adjustment in your response letter.
     Response. The Company follows SFAS No. 141 in assigning amounts to assets acquired in our acquisitions. We follow a two step process in determining the appropriate present value of the assets acquired and recording any necessary allowance for uncollectibility and collection costs. The process is accomplished by first analyzing the loans acquired in each portfolio, based on the interest rate being earned and comparing this rate to the current market for each type of loan in the market area for the acquired institution. Any adjustment necessary to bring the loan(s) to current market are recorded as part of the purchase price calculation. The next step is to analyze the allowance for credit losses based on the loan portfolios acquired. The process analyzes the acquired portfolio, based on loss rates at the acquired institution and their allowance policy. If the allowance at the acquired institution is deemed to be adequate the allowance is included in the purchase price calculation. Any excess in the acquired institutions allowance would be reversed to goodwill and would be an increase to the net value of the loans acquired.
     In the first quarter of 2004, the Company reversed $11,000 of reserves relating to its acquisition of Highlands, as disclosed on page 33 of the Company’s 2004 10-K. The reversal was from a “put” of loans at the original net acquisition price of the loans acquired in the acquisition to the seller of the institution.
Non-interest expense, page 36
3.	Please tell us how you considered the guidance provided in SFAS No. 142 paragraph 15 and SFAS No. 144 paragraphs 7-24 with respect to the adjustment made to goodwill for $1.4 million relating to the core deposit intangibles associated with the Franklin acquisition. Include a discussion on how the study impacted the accounting treatment for your other acquired core deposit intangibles as well.

     Response. The adjustment made to goodwill for $1.4 million in the first quarter of 2003 was from the completion of the Core Deposit Intangible (“CDI”) study on our acquisition of Franklin Bank, S.S.B. (‘Franklin”). In April 2002, we completed the acquisition of Franklin, and because we did not have any recent valuation studies on CDI we initially utilized the Asset & Liability Price Tables as published by the Office of Thrift Supervision (“OTS”) to establish an estimated preliminary value for CDI until an actual specific CDI study could be completed by a third party consultant on the deposits acquired. During the first quarter of 2003, the actual CDI study was completed with a lower value than previously estimated which resulted in a reclass of $1.4 million from CDI to goodwill. Based on these facts, the Company does not believe that SFAS No.142 paragraph 15 and SFAS No. 144 paragraphs 7-24 apply.
     The Company estimates a value for CDI on all acquisitions pending the completion of an actual CDI study performed by a third party consultant. The Company no longer uses the Asset and Liability Price Tables published by the OTS to determine estimated CDI values. Estimates performed by the Company are based on finalized studies of our recently completed acquisitions. The Company evaluates the amortization period for CDI at each reporting period as required in SFAS No. 142 paragraph 14.
Financial Condition
Investment Portfolio, page 44
4.	We note you purchased $1.8 billion of mortgage loans through correspondent relationships. Please tell us how you considered the following:
•	the guidance in paragraphs 4-6 of SOP 03-3 relating to recognition, measurement and display of relevant loans acquired for the periods presented;

•	the disclosure provisions in paragraphs 14-16 of SOP 03-3 for the periods presented; and

•	the disclosure guidance in paragraph 17(e) of SFAS No. 140 as it relates to servicing assets and liabilities.
     Response. The $1.8 billion of mortgage loans purchased during 2004 are newly originated single family loans that are acquired in the normal course of business from large originators of single family loans. These loans are acquired with representation and warranties regarding credit quality and underwriting guidelines used to originate the loan and as such would not have any evidence of credit deterioration. Therefore, the Company believes that SOP 03-3 would not apply to these purchases. Additionally, these loans are acquired with servicing being retained by the seller, thus the disclosure guidance in paragraph 17(e) of SFAS No. 140 would not apply to these purchase.

Notes to Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies
Derivatives and Hedging Activities, page 70
5.	Please tell us with respect to the interest rate swap agreement that you have designated as cash flow hedges for your variable rate junior subordinated notes:
•	provide us with and revise future filings to disclose the information required by paragraph 45 of SFAS 133;

•	identify whether you use the long-haul method, the short-cut method, or matched terms to access the effectiveness of this hedging strategy;

•	describe how you assess hedge effectiveness and measure hedge ineffectiveness, and

•	if you apply the short-cut method of assessing hedge effectiveness, tell us how you determine that this hedge met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.
     Response. The Company uses paragraph 68 of SFAS No. 133 assuming no ineffectiveness of a hedge with an interest rate swap. The notional amount of the interest rate swap matches the principal amount of the junior subordinated notes, $20 million, the interest rate swaps fair value at inception was zero, both have the same variable rate index, 3 month LIBOR and both have identical re-pricing dates, quarterly at the 15th of February, May, August and November. The period being hedge is until the first call date of the junior subordinated notes and the interest rate swap, matures on this date.
     The following is the additional disclosure required under paragraph 45 of SFAS No. 133:
As of December 31, 2004, accumulated other comprehensive income included $47,000 of deferred after-tax net gains related to a derivative instrument designated as a cash flow hedge of our junior subordinated notes, none of which is expected to be reclassified into earnings during the next twelve months.

     This disclosure will be added in all future filings.
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Results of Operations
Non-interest Expense, page 8
6.	Please tell us about the settlement of the lawsuit relating to construction lending activities that arose prior to the acquisition of Franklin including but not limited to the date and nature of the settlement and future impact the court’s ruling may have on your financial statements.
     Response. The court ordered the parties to mediate prior to the entry of a judgment in this matter. On July 25, 2005, the parties attended mediation and agreed on the terms of a settlement. The final settlement was executed by all parties effective as of July 25, 2005 and the settlement proceeds were remitted by the Company on July 29, 2005. The terms of the settlement include mutual releases, the dismissal of all claims with prejudice and the agreed entry of a take nothing judgment or judgment n.o.v., as may be determined in the Company’s sole discretion. This settlement was recorded by the Company in the quarter ended June 30, 2005. On August 25, 2005, the court entered an Agreed Final Judgment N.O.V. granting the motion of the Company and its officer and among other actions, entered a default judgment against the builder. The Company does not believe that the jury’s verdict or the settlement will have any future impact on the Company’s financial statements.
*     *     *     *     *     *

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (713) 339-8950, or Russell McCann at (713) 339-8920, if you have any questions or comments relating to the response.

Sincerely,
/s/ Anthony J. Nocella
Anthony J. Nocella
President and CEO

cc:      Russell McCann